UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                                Trend-Lines, Inc.

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                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value

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                         (Title of Class of Securities)

                                   894859-10-7

                       -----------------------------------
                                 (CUSIP Number)

Check

    Rule 13d-1(b)
    Rule 13d-1(c)
|X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 894859-10-7

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stanley D. Black

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     (a)   N/A

     (b)

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.A.

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      NUMBER OF       5.   SOLE VOTING POWER            2,694,302

       SHARES
                      ------------------------------------------------------
    BENEFICIALLY      6.   SHARED VOTING POWER          1,188,500

      OWNED BY
                      ------------------------------------------------------
        EACH          7.   SOLE DISPOSITIVE POWER       2,633,526

      REPORTING
                      ------------------------------------------------------
       PERSON         8.   SHARED DISPOSITIVE POWER     1,188,500

        WITH:

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,124,119

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*     [X]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     41.35%

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12.  TYPE OF REPORTINGPERSON*            In

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1

(a)  Name of Issuer:  Trend Lines, Inc.


(b) Address of Issuer's Principal Executive Offices: 135 American Legion Highway, Revere, Massachusetts 02151

ITEM 2

(a)  Name of Person Filing:  Stanley D. Black

(b) Address of Principal Business Office or, if none, Residence: 135 American Legion Highway, Revere, Massachusetts 02151

(c)  Citizenship:  USA

(d) Title of Class of Securities: Class A Common Stock, $.01 par value ("Class A Common Stock")

(e)  CUSIP Number: 894859-10-7

ITEM 3

Not Applicable

ITEM 4

Ownership:

     (a) Amount Beneficially Owned: Of the 4,124,119 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person has the right to acquire 3,963,383 of such shares upon conversion of shares of Class B Common Stock of the issuer as to which the reporting person may be deemed to be the beneficial owner, which are convertible at any time into Class A Common Stock on a one to one share basis.

     The shares deemed beneficially owned by the reporting person are held of record by certain trusts of which the reporting person is a trustee, beneficiary or settlor and a limited partnership of which the reporting person is a general partner.

     Of the 4,124,119 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person has the sole voting and investment power with respect to 2,694,302 shares of Class A Common Stock deemed beneficially owned by him.

     Of the 4,124,119 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person does not have voting or investment power with respect to 241,317 shares of Class A Common Stock, but has the right to acquire such shares in his capacity as settlor of a certain trust.

     The reporting person shares voting and investment power with respect to 1,188,500 shares of Class A Common Stock.

     Except for 241,317 shares of Class A Common Stock, the reporting person disclaims beneficial ownership as to 2,288,873 shares of Class A Common Stock deemed beneficially owned by the reporting person's spouse.

     (b)  Percent of Class: 41.35%

     (c)  Number of Shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 2,694,302 shares

          (ii)  Shared power to vote or to direct the vote: 1,188,500 shares

          (iii) Sole  power  to  dispose  or to  direct  the  disposition  of:
                2,694,302 shares

          (iv)  Shared  power to  dispose  or to  direct  the  disposition  of:
                1,188,500 shares

ITEM 5

Ownership of Five Percent or Less of Class:  Not Applicable

ITEM 6

Ownership of More than Five Percent on Behalf of Another Person:  Not Applicable

ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

ITEM 8

Identification and Classification of Members of the Group:  Not Applicable

ITEM 9

Notice of Dissolution of Group:  Not Applicable.

ITEM 10

Certification:  Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      3/13/00
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Date


/s/ Stanley D. Black
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Signature


Stanley D. Black
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Name/Title